VATOM CORPORATION

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 (UNAUDITED) AND 2024 (AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Vatom Corporation
Marina Del Rey, California

We have reviewed the accompanying financial statements of Vatom Corporation (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Other Matter – Prior Year Financial Statements

The financial statements as of and for the year ended December 31, 2024 were audited by us, and we expressed an unmodified opinion on those financial statements in our report dated September 4, 2025. We have not performed any auditing procedures subsequent to that date.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 23, 2026
Calabasas, CA 91302

VATOM CORPORATION
BALANCE SHEETS

As of December 31,		2025 (Unaudited)		2024 (Audited)
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	170,198	$	11,186
Accounts Receivable, net		-		145,131
Prepaids and Other Current Assets		39,398		38,815
Total Current Assets		**209,596**		**195,132**
Property and Equipment, net		-		1,368
Intangible Assets		140,000		265,000
Long-Term Financial Asset		-		-
Total Assets	**$**	**349,596**	**$**	**461,500**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	2,834,212	$	2,054,846
Credit Cards		179		301
Forward Financing		12,144		97,500
Current Portion of Convertible Notes		500,000		500,000
Accrued Interest on Convertible Notes		180,934		140,934
Related Party Loans		2,013,908		2,161,622
Accrued Interest on Related Party Loans		433,439		223,490
Other Current Liabilities		351,313		457,055
Total Current Liabilities		**6,326,129**		**5,635,748**
Simple Agreement for Future Equity		20,549,469		20,549,469
Total Liabilities		**26,875,598**		**26,185,217**
STOCKHOLDERS' DEFICIT				
Common Stock		5		5
Series Seed-1 Preferred Stock		-		-
Series Seed Preferred Stock		3		3
Series A-1 Preferred Stock		1		-
Series B Preferred Stock		-		-
Additional Paid in Capital		7,880,329		6,861,166
Accumulated Deficit		(34,406,340)		(32,584,891)
Total Stockholders' Deficit		**(26,526,002)**		**(25,723,717)**
Total Liabilities and Stockholders' Deficit	**$**	**349,596**	**$**	**461,500**

See accompanying notes to financial statements.

VATOM CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2025 (Unaudited)	2024 (Audited)
(USD $ in Dollars)		
Net Revenue	$ 509,605	$ 2,472,429
Cost of Revenue	144,000	1,080,893
Gross Profit	**365,605**	**1,391,536**
Operating Expenses		
General and Administrative	1,829,563	6,589,827
Selling and Marketing	67,500	48,315
Total Operating Expenses	**1,897,063**	**6,638,142**
Operating Loss	**(1,531,458)**	**(5,246,606)**
Interest Expense	289,991	270,934
Other Expenses	-	62,966
Loss Before Provision for Income Taxes	**(1,821,449)**	**(5,580,506)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,821,449)**	**$ (5,580,506)**

See accompanying notes to financial statements.

VATOM CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(in , $US)	Common Stock		Series Seed-1 Preferred Stock		Series Seed Preferred (PS) Stock		Series A-1 Preferred Stock		Series B Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2023 (Audited)	**4,179,334**	**$ 4**	**264,144**	**0**	**2,714,052**	**$ 3**	**-**	**$ -**	**-**	**$ -**	**$ 6,062,457**	**$ (27,004,385)**	**$ (20,941,921)**
Issuance of stock	66,696	0	-	-	-	-	-	-	-	-	133,980	-	133,980
Conversion of SAFE to Equity	257,933	0	-	-	-	-	-	-	-	-	650,000	-	650,000
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	14,729	-	14,729
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(5,580,506)	(5,580,506)
Balance—December 31, 2024 (Audited)	**4,503,963**	**$ 5**	**264,144**	**0**	**2,714,052**	**$ 3**	**-**	**$ -**	**-**	**$ -**	**$ 6,861,166**	**$ (32,584,891)**	**$ (25,723,717)**
Issuance of stock			-	-	-	-	1,042,018	1	25,513	0	1,018,265	-	1,018,266
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	898	-	898
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(1,821,449)	(1,821,449)
Balance—December 31, 2025 (Unaudited)	**4,503,963**	**$ 5**	**264,144**	**0**	**2,714,052**	**$ 3**	**1,042,018**	**$ 1**	**25,513**	**$ -**	**$ 7,880,329**	**$ (34,406,340)**	**$ (26,526,002)**

_

See accompanying notes to financial statements.

VATOM CORPORATION
STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2025 (Unaudited)	2024 (Audited)
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,821,449)	$ (5,580,506)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property and Equipment	1,368	2,712
Amortization of Intangibles Assets	125,000	125,000
Accrued Interest on Related Party Loans	209,949	172,349
Accrued Interest on Convertible Notes	40,000	36,386
Share-Based Compensation	898	14,729
Impaired of Long-Term Financial Asset	-	62,726
Write-off of Accounts Receivable	-	912,194
Changes in Operating Assets and Liabilities:		
Accounts Receivable	145,131	(454,301)
Prepaids and Other Current Assets	(583)	(14,668)
Accounts Payable	779,366	362,362
Credit Cards	(122)	(153)
Other Current Liabilities	(105,742)	(204,749)
Net Cash Used In Operating Activities	**(626,184)**	**(4,565,919)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Long-Term Financial Asset	-	-
Net Cash Used in Investing Activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	1,018,266	133,980
Borrowing on Related Party Loans	(147,714)	838,204
Forward Financing	(85,356)	97,500
Proceeds from Issuance of Simple Agreement for Future Equity	-	3,450,000
Net Cash Provided by Financing Activities	**785,196**	**4,519,685**
Change in Cash	**159,012**	**(46,234)**
Cash - Beginning of The Year	11,186	57,420
Cash - End of The Year	**$ 170,198**	**$ 11,186**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 289,991	$ 62,199
Cash Paid For Taxes	$ -	$ -
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of Equity in Return for Note	$ -	$ 650,000

See accompanying notes to financial statement

1. NATURE OF OPERATION

Vatom Corporation was incorporated on May 15, 2019, in the state of Delaware. The financial statements of Vatom Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Marina Del Rey, California.

Vatom is a Web3 company that offers a comprehensive platform enabling brands to create, own, and operate their own metaverse environments. Their solutions facilitate immersive virtual experiences, allowing businesses to engage customers through customizable virtual spaces and dynamic NFTs. Trusted by leading brands, Vatom aims to bridge the gap between digital and physical realities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025, and 2024, the Company's cash did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer Hardware	5 years

Intangibles

Intangible assets with finite lives, such as license agreement with BLOCKv which are amortized on a straight-line basis over their estimated useful lives, which is 6 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company earns revenue primarily from two sources:

Professional Services – Consulting, customization, and implementation services for customer-specific virtual environments and digital asset solutions. These contracts generally have a single performance obligation and revenue is recognized at a point in time when the service is completed and control transfers to the customer.
Software-as-a-Service ("SaaS") Fees – Subscription-based fees for access to the Company's hosted Web3 platform and related features. These services provide continuous access over the subscription term, and revenue is recognized ratably over time as services are provided.

The Company adopted ASC 606, Revenue from Contracts with Customers, upon inception and applies the standard's five-step model:

1-Identify the contract with a customer – Contracts are typically documented through invoices, which set forth the service type, price, and key terms.

2-Identify the performance obligation(s) – Each contract generally contains a single performance obligation, either to deliver the specified service (for professional services and billable expenses) or to provide a series of distinct services over the subscription period (for SaaS).

3-Determine the transaction price – The transaction price is generally fixed per the invoice. In certain arrangements, variable consideration may arise (e.g., overage fees, service level penalties), which is estimated using the most likely amount method and included in the transaction price only when it is probable that a significant reversal will not occur.

4-Allocate the transaction price to the performance obligation(s) – As most contracts contain a single performance obligation, the entire transaction price is allocated to that obligation. For SaaS arrangements with multiple deliverables, the price is allocated over the subscription period.

5-Recognize revenue when or as performance obligations are satisfied – For professional services and billable expense income, revenue is recognized at the point in time when the service is delivered and the customer obtains control. For SaaS revenue, revenue is recognized over time, ratably over the subscription term.

Payment terms are typically due upon receipt of the invoice. The Company does not have material obligations for returns, refunds, or warranties, and does not have significant financing components in its contracts. The Company has elected the practical expedient in ASC 606-10-50-14 to omit disclosure of remaining performance obligations since all are satisfied within one year or less.

In the context of Vatom's services, revenue recognition would depend on the specific terms of customer contracts and the nature of the services provided. For instance, revenue from the sale of NFTs might be recognized at the point of sale, while revenue from subscription services could be recognized over the subscription period. It's advisable to consult with accounting professionals familiar with Web3 revenue models to ensure compliance with applicable standards

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $67,500 and $48,315, which is included in sales and marketing expenses.

Simple Agreement for Future Equity ("SAFE")
The Company has issued Simple Agreements for Future Equity ("SAFEs") to investors as a means of raising financing prior to an equity financing round. Under the terms of the SAFEs, upon the occurrence of an equity financing before termination of the agreement, the outstanding SAFE amount will automatically convert into shares of preferred stock. The number of shares issued upon conversion will be determined based on the lower of (i) the price implied by a valuation cap, or (ii) a discount to the price per share paid by new investors in the equity financing, as specified in the SAFE agreement.

In the event of a change of control or dissolution before conversion, SAFE holders are entitled to receive a cash payment equal to a defined "Cash-Out Amount," which is generally subordinate to the Company's outstanding indebtedness and certain other obligations, but senior to payments made to holders of common stock.

The Company has evaluated the terms of the SAFEs under ASC 480, Distinguishing Liabilities from Equity, and determined that the SAFEs represent obligations that are redeemable for cash or other assets upon the occurrence of certain events outside the control of the Company. Accordingly, the SAFEs are classified as liabilities and are measured at fair value, with changes in fair value recognized in the statement of operations each reporting period.

As of December 31, 2025 and 2024, the Company had $20,549,469 and $20,549,469, respectively, in SAFEs outstanding, which are presented as "Simple Agreement for Future Equity" in the accompanying balance sheets.

Convertible Notes
The Company has issued convertible promissory notes to investors. These notes bear interest at stated rates and generally provide for conversion into equity securities upon the occurrence of certain events, such as an equity financing, a corporate transaction, or maturity, as defined in the respective agreements. In certain cases, the notes contain provisions for automatic conversion at a discount to the price paid by new investors in a qualified equity financing or upon other specified triggering events.

In accordance with ASC 470-20, Debt with Conversion and Other Options, the Company evaluates convertible notes at issuance to determine whether they contain embedded features that require separate accounting. If the embedded conversion feature meets the criteria for equity classification, its fair value at issuance is recorded in Additional Paid-in Capital, with a corresponding debt discount to the note balance. The debt discount is amortized to interest expense over the expected life of the note using the effective interest method.

Convertible notes that meet the definition of a liability under ASC 480, Distinguishing Liabilities from Equity, are classified as liabilities and recorded at amortized cost. The Company also considers the requirements of ASC 815, Derivatives and Hedging, and ASC 825, Financial Instruments, to determine whether the embedded features require bifurcation and separate derivative accounting.

As of December 31, 2025, the Company's outstanding convertible notes were past maturity and had not been formally extended, amended, or converted. Accordingly, the full principal amount and any accrued interest are classified as current liabilities in the accompanying balance sheets.

Related Party Transactions
The Company enters into transactions with related parties in the ordinary course of business. Related parties include shareholders, board members, and entities under common control. All related party transactions are conducted at terms management believes approximate those that would be obtained in arm's-length transactions.

From time to time, the Company borrows funds from its shareholders, some of whom also serve as board members. These borrowings are evidenced by promissory notes, which generally bear interest at 10% per annum. The notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing meeting specified thresholds. In certain cases, repayment terms provide for maturity upon a demand made by majority noteholders after the first anniversary of issuance or upon the closing of a qualified equity financing of at least $5 million in new funds, excluding conversion of notes or other similar instruments.

As of December 31, 2025 and 2024, the total outstanding related party loan balances were $2,013,908 and $2,161,622, respectively, as further disclosed in Notes 7 and 12 to the financial statements.

Management monitors related party transactions on an ongoing basis to ensure compliance with the Company's governance policies and to ensure that all such arrangements are appropriately authorized and disclosed in accordance with ASC 850, Related Party Disclosures.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025 (Unaudited)	2024 (Audited)
Prepaid Insurance	35,253	34,670
Prepaid State Income Tax	4,145	4,145
Total Prepaids and Other Current Assets	**$ 39,398**	**$ 38,815**

Other current liabilities consist of the following:

As of December 31,	2025 (Unaudited)	2024 (Audited)
Accrued Payable	103,755	281,662
Payroll Liability	247,558	175,393
Total Other Current Liabilities	**$ 351,313**	**$ 457,055**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025 (Unaudited)	2024 (Audited)
Computer Hardware	$ 8,922	$ 8,922
Property and Equipment, at cost	**8,922**	**8,922**
Accumulated Depreciation	(8,922)	(7,554)
Property and Equipment, net	**$ -**	**$ 1,368**

Depreciation expense for the years ended December 31, 2025 and 2024 was $1,368 and $2,712, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025 (Unaudited)	2024 (Audited)
BLOCKv Licenses	$ 750,000	$ 750,000
Trademark	140,000	140,000
Intangible Assets, at cost	**890,000**	**890,000**
Accumulated Amortization	(750,000)	(625,000)
Intangible Assets, net	**$ 140,000**	**$ 265,000**

Amortization expense for the years ended December 31, 2025 and 2024, was in the amount of $125,000 and 125,000, respectively. Trademark costs are considered indefinite-lived assets; therefore, no amortization expense has been recorded.

6. FORWARD FINANCING

During fiscal year 2024, the Company entered into a forward financing agreement with Kapitus LLC in the amount of $100,000. It bears closing fees of $2,500, so total net purchase price is $97,500. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2025 and 2024, the outstanding balance of this kind of financing is in the amount of $12,144 and $97,000, respectively and the entire amount is classified as the current liability.

7. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2025 (Unaudited)			As of December 31, 2024 (Audited)		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
2021 Convertible Note	$ 500,000	8.00%	05/21/2021	05/20/2022	$ 500,000		$ 500,000	$ 500,000	$ -	$ 500,000
Total	**$ 500,000**				**$ 500,000**		**$ 500,000**	**$ 500,000**	**$ -**	**$ 500,000**

The Company has an outstanding convertible note payable in the amount of $500,000. The original maturity date of the note was May 20, 2022. As of December 31, 2025, the note has not been repaid and no formal written extension agreement has been executed. Management has indicated that a verbal agreement to extend the maturity date exists, supported by email correspondence. In the absence of a formal written amendment, the note has been classified as a current liability as of December 31, 2025.

The Notes have not been formally extended, amended, or converted into equity. As such, the Notes are past due and are classified as current liabilities. The Company is currently in discussions with Noteholders regarding potential settlement or conversion terms. No formal agreement had been reached as of the date these financial statements were available to be issued.
Each note will be convertible into Conversion Shares pursuant to the following events:

- Next Equity Financing Conversion – In the event the Company consummates an equity financing prior to maturity, each Note shall automatically convert into the equity securities issued in such financing ("Equity Securities"), subject to certain provisions. The Company may elect to issue securities identical to the Equity Securities, except with an "original issue price" equal to the Conversion Price as defined in the agreement. Such securities would also carry price-based anti-dilution protection and dividend rights based on the Conversion Price.
- Corporate Transaction Conversion – If a Corporate Transaction occurs prior to conversion or repayment, each Noteholder may elect either (a) repayment of the outstanding principal and accrued interest, or (b) to convert the Note into Conversion Shares at a rate equal to the outstanding principal and accrued interest divided by the applicable Conversion Price.
- Maturity Conversion – At or after the Maturity Date, the Notes shall convert into Conversion Shares upon the election of the Requisite Noteholders, calculated based on the outstanding principal and unpaid accrued interest as of the conversion date divided by the applicable Conversion Price.

A portion of the proceeds from the issuance of the Convertible Notes was allocated to the embedded beneficial conversion feature, which met the criteria for separate recognition in equity under ASC 470-20. At issuance, the Company determined the fair value of the conversion feature using the Black-Scholes option pricing model, resulting in an equity component of $1,873 recorded in Additional Paid-In Capital. The corresponding amount was recorded as a discount to the convertible note balance and was amortized to interest expense over the expected life of the note using the effective interest method. The discount was fully amortized as of the original maturity date of May 20, 2022. As the note was neither repaid nor converted prior to maturity, and no formal extension or amendment has been executed, the conversion feature is no longer exercisable as of December 31, 2025.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Related Party Loans

During the years presented, the Company borrowed funds from its shareholders, some of whom also serve as board members. The details of these owner-related loans are as follows:

					As of December 31, 2025 (Unaudited)			As of December 31, 2024 (Audited)		
Owner	Principal Amount	Borrowing Period	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Marc Delesalle	$ 116,334	Fiscal Year 2023 and 2024	10%	Repayment schedule 1	$ 116,334	$ -	$ 116,334	$ 116,334	$ -	$ 116,334
Peter Diamandis	50,000	Fiscal Year 2023	10%	Repayment schedule 1	50,000		50,000	50,000		50,000
Tracy Dolgins	50,000	Fiscal Year 2024	10%	Repayment schedule 1	50,000		50,000	50,000		50,000
Eric Pulier	1,600,288	Fiscal Year 2023 and 2024	10%	Repayment schedule 1	1,617,899		1,617,899	1,600,288		1,600,288
Reflect Ventures	70,000	Fiscal Year 2024	10%	Repayment schedule 2	70,000		70,000	70,000		70,000
Freebirdrides Inc	225,000	Fiscal Year 2024	10%	Repayment schedule 2	59,675		59,675	225,000		225,000
John Suh	50,000	Fiscal Year 2023	10%	Repayment schedule 1	50,000		50,000	50,000		50,000
Total	2,161,622				**$ 2,013,908**	**$ -**	**$ 2,013,908**	**$ 2,161,622**	**$ -**	**$ 2,161,622**

Repayment schedule 1- The Notes do not have a fixed maturity date but become payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2024, no such demand has been made, and no qualifying equity financing has occurred.
Repayment schedule 1- The maturity date is defined not as a fixed calendar date, but rather as the earlier of two triggering events: (i) Demand made by majority noteholders (over 50%) after the first anniversary of the issue date; or (ii) Closing of a qualified equity financing (≥ $5M in new funds, excluding conversion of Notes or other similar instruments).

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
Simple Agreements for Future Equity	**Borrowing Period**	**Valuation Cap**	**Principal Amount**	**Discount**	**2025 (Audited)**	**2024 (Audited)**
SAFEs	2021-2024	$ 125,000,000	$ 20,549,469	15%	$ 20,549,469	$ 20,549,469
Fair Value in Excess of Stated Value of Derivative Instrument					-	-
Total SAFE(s)			**$ 20,549,469**		**$ 20,549,469**	**$ 20,549,469**

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the greater of: (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Standard Preferred Price; and (ii) if the SAFE has a Valuation Cap (and the Conversion Price is less than the Standard Preferred Price) or a Discount, the SAFE will convert into a Shadow Preferred Stock (the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the Conversion Price). (b) In connection with the automatic conversion of the SAFE into shares of Standard Preferred Stock or Special Conversion Securities, as applicable, the Investor will execute and deliver to the Company, and will be bound upon such conversion by the obligations in, all of the transaction documents related to the Equity Financing; provided that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock investing new money in the Company in connection with the Equity Financing, with appropriate variations for Shadow Preferred Stock, if applicable; and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Dissolution before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution. In a Change of Control or Dissolution, the SAFE is intended to operate similar to standard non-participating Preferred Stock. In particular: (a) The Investor’s right to receive its Cash-Out Amount is: (i) Junior to payments of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock in connection with such event); (ii) On par with (A) payments of Cash-Out Amounts (or similar liquidation preferences) for other SAFEs; and (B) payments of liquidation preferences for Preferred Stock and instruments similar to SAFEs, and if the applicable Proceeds are insufficient to permit full payments to the Investor and the holders of such other SAFEs, Preferred Stock and/or instruments similar to SAFEs, the applicable Proceeds will be distributed pro rata to the Investor and such other holders in proportion to the full payments that would otherwise be due; and (iii) Senior to (A) payments of Conversion Amounts for other SAFEs; (B) payments for Preferred Stock and instruments similar to SAFEs made on a similar as-converted-to-Common-Stock basis; and (C) payments for Common Stock. (b) The Investor’s right to receive its Conversion Amount is: (i) Junior to (A) payments of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock in connection with such event); and (B) payments of Cash-Out Amounts (or similar liquidation preferences) for other SAFEs and payments of liquidation preferences for Preferred Stock and instruments similar to SAFEs; and (ii) On par with (A) payments of Conversion Amounts for other SAFEs; (B) payments for Preferred Stock and instruments similar to SAFEs made on a similar as-converted-to-Common-Stock basis; and(C) payments for Common Stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

8. SHARE-BASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 1,850,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant, and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	4.00
Risk-free interest rate	3.95%
Expected volatility	30%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023 (Audited)	**1,505,987**	**$ 1.92**	**1.09**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2024 (Audited)	**1,505,987**	**$ 1.92**	**0.09**
Exercisable Options at December 31, 2024 (Audited)	**1,505,987**	**$ 1.92**	**0.09**
Granted	-	-	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025 (Unaudited)	**1,505,987**	**$ 1.92**	**-**
Exercisable Options at December 31, 2025 (Unaudited)	**1,505,987**	**$ 1.92**	**-**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $898 and $14,729, respectively.

9. EQUITY AND CAPITALISATION

Common Stock
The Company is authorized to issue 15,043,153 shares of common stock with a par value of $0.000001. As of December 31, 2025, and 2024, 4,503,963 shares of common stock have been issued and were outstanding.

Series Seed-1 Preferred Stock
The Company is authorized to issue 264,144 shares of Series Seed-1 Preferred Stock with a par value of $0.000001. As of December 31, 2025 and 2024, 264,144 shares of Series Seed-1 Preferred Stock have been issued and were outstanding.

Series Seed Preferred Stock
The Company is authorized to issue 2,714,052 shares of Series Seed Preferred Stock with a par value of $0.000001. As of December 31, 2025 and 2024, 2,714,052 shares of Series Seed Preferred Stock have been issued and were outstanding.

Series A-1 Preferred Stock
The Company is authorized to issue 965,060 shares of Series A-1 Preferred Stock with a par value of $0.000001. As of December 31, 2025, 1,042,018 shares of Series A-1 Preferred Stock have been issued and were outstanding. As of December 31, 2024, no shares of Series A-1 Preferred Stock were issued and outstanding.

Series B Preferred Stock
The Company is authorized to issue 871,641 shares of Series B Preferred Stock with a par value of $0.000001. As of December 31, 2025, 25,513 shares of Series B Preferred Stock have been issued and were outstanding. As of December 31, 2024, no shares of Series B Preferred Stock were issued and outstanding.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024, consists of the following:

For the Year Ended December 31,	2025 (Unaudited)	2024 (Audited)
Net Operating Loss	$ (543,520)	$ (1,665,223)
Valuation Allowance	543,520	1,665,223
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025 (Unaudited)	2024 (Audited)
Net Operating Loss	$ (7,651,526)	$ (7,108,006)
Valuation Allowance	7,651,526	7,108,006
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax

assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $25,641,844. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. RELATED PARTY TRANSACTIONS

In 2023 and 2024, the Company received a loan from Marc Delesalle, one of the shareholders and board members, in the amount of $116,334. The loan bears an interest rate of 10% and does not have a fixed maturity date but becomes payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2025 and December 31, 2024, no such demand has been made and no qualifying equity financing has occurred. The outstanding balance as of December 31, 2025 and December 31, 2024 was $116,334 and $116,334, respectively.

In 2023, the Company received a loan from Peter Diamandis, one of the shareholders and board members, in the amount of $50,000. The loan bears an interest rate of 10% and does not have a fixed maturity date but becomes payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2025 and December 31, 2024, no such demand has been made and no qualifying equity financing has occurred. The outstanding balance as of December 31, 2025 and December 31, 2024 was $50,000 and $50,000, respectively.

In 2024, the Company received a loan from Tracy Dolgins, one of the shareholders and board members, in the amount of $50,000. The loan bears an interest rate of 10% and does not have a fixed maturity date but becomes payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2025 and December 31, 2024, no such demand has been made and no qualifying equity financing

has occurred. The outstanding balance as of December 31, 2025 and December 31, 2024 was $50,000 and $50,000, respectively.

In 2023 and 2024, the Company received a loan from Eric Pulier, one of the largest shareholders, in the amount of $1,600,288. The loan bears an interest rate of 10% and does not have a fixed maturity date but becomes payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2025 and December 31, 2024, no such demand has been made and no qualifying equity financing has occurred. The outstanding balance as of December 31, 2025 and December 31, 2024 was $1,617,899 and $1,600,288, respectively. The increase in 2025 reflects additional borrowings during the year.

In 2024, the Company received a loan from Reflect Ventures, one of the shareholders, in the amount of $70,000. The maturity date is defined as the earlier of (i) a demand made by majority noteholders (over 50%) after the first anniversary of the issue date, or (ii) the closing of a qualified equity financing of at least $5 million in new funds, excluding conversion of notes or similar instruments. The outstanding balance as of December 31, 2025 and December 31, 2024 was $70,000 and $70,000, respectively.

In 2024, the Company received a loan from Freebirdrides Inc., one of the shareholders, in the amount of $225,000. The maturity date is defined as the earlier of (i) a demand made by majority noteholders (over 50%) after the first anniversary of the issue date, or (ii) the closing of a qualified equity financing of at least $5 million in new funds, excluding conversion of notes or similar instruments. The outstanding balance as of December 31, 2025 and December 31, 2024 was $59,675 and $225,000, respectively. The decrease reflects repayments made during 2025.

In 2023, the Company received a loan from John Suh, one of the shareholders and board members, in the amount of $50,000. The loan bears an interest rate of 10% and does not have a fixed maturity date but becomes payable upon the earlier of (i) a demand made by holders of more than 50% of the outstanding principal after the first anniversary of issuance, or (ii) the closing of a qualified equity financing of at least $5 million. As of December 31, 2025 and December 31, 2024, no such demand has been made and no qualifying equity financing has occurred. The outstanding balance as of December 31, 2025 and December 31, 2024 was $50,000 and $50,000, respectively.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,531,458, an operating cash flow loss of $626,184 and liquid assets in cash of $170,198, which is less than a year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

14. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements